UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eastman Kodak Company

(Name of Issuer)
Common Stock

(Title of Class of Securities)
277461406

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Serengeti Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,282,926
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,282,926
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,926
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 277461406	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J.L. Serengeti Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,282,926
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,282,926
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,926
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 277461406	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. LaNasa III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,282,926
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,282,926
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,926
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 277461406	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Eastman Kodak Company

(b) Address of Issuer’s Principal Executive Offices

343 State Street

Rochester, NY 14650

Item 2.	(a) Name of Person Filing

This statement is jointly filed by and on behalf of each of Serengeti Asset Management LP, J.L. Serengeti Management LLC and Joseph A. LaNasa III with respect to the ownership of shares of common stock and warrants of Eastman Kodak Company by Serengeti Opportunities MM L.P., Rapax OC Master Fund, Ltd., Serengeti Lycaon MM LP, and Serengeti Lycaon MM LP- Class E-13. Serengeti Asset Management LP acts as an investment adviser to, and manages investment accounts of Serengeti Opportunities MM L.P., Rapax OC Master Fund, Ltd., Serengeti Lycaon MM LP, and Serengeti Lycaon MM LP- Class E-13. Serengeti Asset Management LP may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Serengeti Opportunities MM L.P., Rapax OC Master Fund, Ltd., Serengeti Lycaon MM LP, and Serengeti Lycaon MM LP- Class E-13. J.L. Serengeti Management LLC is the general partner of Serengeti Asset Management LP and may be deemed to control Serengeti Asset Management LP and beneficially own securities owned by Serengeti Asset Management LP. Mr. LaNasa III is the sole member of J.L. Serengeti Management LLC and may be deemed to control J.L. Serengeti Management LLC and beneficially own securities owned by J.L. Serengeti Management LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of each reporting person is 632 Broadway, 12th Floor, New York, NY 10012.

(c) Citizenship

See Item 4 on the cover pages hereto.

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

277461406

CUSIP No. 277461406	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 277461406	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

(a) Amount beneficially owned: 2,282,926

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 2,100,000 shares of Eastman Kodak Company (the "Company") common stock and 182,926 warrants.

(b) Percent of Class: 5.4%

This percentage is determined by dividing the number of shares of common stock and warrants beneficially owned by the Reporting Persons, 2,282,926, by 41,917,307 the number of shares of common stock (41,734,381) issued and outstanding as of November 8, 2013, as reported by the Company in the Form 10-Q for the quarterly period ended September 30, 2013, combined with the number of warrants (182,926) held by the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See response to Item 2.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 277461406	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Serengeti Asset Management LP

By:	/s/ Marc Baum
	Name:	Marc Baum, Director

J.L. Serengeti Management LLC

By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III, Authorized Person

Joseph A. LaNasa III

By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III

CUSIP No. 277461406	SCHEDULE 13G	Page 9 of 9 Pages

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2014, relating to the Common Stock of Eastman Kodak Company shall be filed on behalf of the undersigned.

Dated: February 14, 2014

Serengeti Asset Management LP

By:	/s/ Marc Baum
	Name:	Marc Baum, Director

J.L. Serengeti Management LLC

By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III, Authorized Person

Joseph A. LaNasa III

By:	/s/ Joseph A. LaNasa III
	Name:	Joseph A. LaNasa III